Marlin Business Services Corp.
300 Fellowship Road
Mt. Laurel, NJ 08054
888-479-9111
December 3, 2007
Ms. Mindy Hooker
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010
Dear Ms. Hooker:
In response to your letter dated October 31, 2007, Marlin Business Services Corp. (the “Company”) hereby submits the following responses:
Form 10-K for the year ended December 31, 2006
Cover Page
1.	Please note that since Nasdaq is now an exchange, you should indicate in future filings that your securities are registered under Section 12(b) of the Act.
Response: We will indicate in future filings that our securities are registered under Section 12(b) of the Act.
Selected Quarterly Data, page 44
2.	Please revise future filings to also include interest expense and provision for credit losses.
Response: We will include interest expense and provision for credit losses as line items in the Selected Quarterly Data table in future filings.
Consolidated Statements of Operations, page 53
3.	Please revise future filings to rename the subtotal currently identified as “operating income” here and throughout your filings. It appears to us that it is not appropriate to identify a subtotal that excludes operating expenses as “operating income”.
Response: We will rename the title “operating income” in future filings.
Notes to Consolidated Financial Statements
Note 1. The Company, page 56

4.	We read on page 2 that in 2006 you announced the introduction of two new financial products targeting the small business market: factoring and business capital loans. To the extent that these activities become material, please consider if and how they may impact your future disclosures, including segment and service line disclosures.
Response: We have discontinued the factoring product that was in pilot phase. We will consider the impact of business capital loans on future disclosures, to the extent the product becomes material to our consolidated balance sheet and statement of operations.
Note 2. Summary of Significant Accounting Policies
Income Recognition, page 58
5.	In light of the introduction of factoring and business capital loans, please consider enhancing your revenue recognition policy in future filings to disclose how you account for these revenues.
Response: We have discontinued the factoring product that was in pilot phase. We will consider the impact of business capital loans on future disclosures, to the extent the product becomes material to our consolidated balance sheet and statement of operations.
6.	Please address your accounting policy for selling returned equipment. In this regard, please provide the reader with an understanding of what the circumstances are in which you sell returned equipment rather than leasing it and how you account for that sale. If material, please quantify the revenues attributable to the sales of returned equipment in future filings and indicate where they are recorded. Also, help us understand where you are showing the impact of these sales on your statements of cash flows.
Response: We propose to add the following to Significant Accounting Policies (fee income) in future filings:
(Existing: “Fee income consists of fees for delinquent lease payments and cash collected on early termination of leases. Fee income also includes net residual income, which includes income from lease renewals and gains and losses on the realization of residual values of equipment disposed at end of term.”)
Add: At the end of the original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.
When the lessee elects to return the equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to an independent third party, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring the equipment to other assets, and any gain or loss realized on the sale of equipment to the lessee or to others is included in fee income as net residual income.
(Continue with existing: “Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. Other fees are recognized when received. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.”)
Additional information for SEC:
The proceeds from the sale of the asset, net of gains and losses, are correctly recorded on the statements of cash flows in the investing section as collections on lease receivables. The gain or loss associated with the sale of the equipment is recorded as part of net income on the statement of cash flows in net cash provided by operating activities. We recognize that the total proceeds from the sale of equipment should be classified as cash flows from investing activities with a corresponding adjustment to net cash provided by operating activities, and will change this in future filings.
The amount of total net residual income is disclosed in the MD&A section of the filing in the discussion of fee income. Total net residual income for each of the three years ended December 31, 2006, 2005 and 2004 was $6.8 million, $6.0 million and $4.7 million respectively and gain/(loss) on the sale of equipment represented $284,000, ($41,000) and $158,000, respectively. The amount of the gain or loss from the sale of equipment was not material to our financial statements; therefore, we do not believe it necessary to change the previous year’s financial statements.
Item 9A. Controls and Procedures, page 78
7.	You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation, your management, including your CEO and CFO also concluded that, as of December 31, 2006, your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.
Response: Based on the controls evaluation that was done, our CEO and CFO concluded that, as of December 31, 2006, our disclosure controls and procedures were also effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. We will include this disclosure in future filings.

Schedule 14A Proxy Statement filed on April 24, 2007
Compensation Discussion and Analysis, page 12
Management’s role in the Compensation—Setting Process, page 12
8.	We note that the CEO plays a significant role in the compensation-setting process. Please tell us, with a view toward future disclosure, whether the compensation committee approved the CEO’s recommendations for compensation and equity awards for 2006 or discuss the extent to which the committee determined to pay to award compensation other than as recommended.
Response: At a meeting held on February 9, 2007, the Company’s Compensation Committee approved the 2006 bonus recommendations put forth by the Company’s CEO. The Company’s CEO provided the recommendations to the Committee Members in advance of the meeting, along with a performance assessment report. The Committee members reviewed the material and, after discussion amongst themselves and with Mr. Dyer, they unanimously approved the recommendations.
At a meeting held on March 16, 2007, the Company’s Compensation Committee approved the equity incentive award recommendations put forth by the Company’s CEO. The Company’s CEO provided the recommendations to the Committee Members in advance of the meeting. The Committee members reviewed the material and, after discussion amongst themselves and with Mr. Dyer, they unanimously approved the recommendations.
In future filings we will (i) include a statement as to whether the Compensation Committee approved the CEO’s recommendations for compensation and equity awards or (ii) discuss the extent to which the Compensation Committee determined to pay to award compensation other than as recommended.
Compensations Components, page 13
Base Salary, page 13
9.	In future filings, please identify the comparable size companies that the compensation committee evaluates in determining base salary market compensation. See Item 402(b)(2)(xiv) of Regulation S-K.
Response: In 2004, the Company’s Compensation Committee engaged the executive compensation consulting firm of Watson Wyatt to review the Company’s existing executive compensation structure and assist in the development of executive compensation programs that (a) are competitive among companies in similar growth and development stages to attract and retain talented management, (b) provide incentives that focus on the critical needs of the business on an annual and continuing basis, and (c) reward management commensurate with the creation of shareholder and market value.

As part of their engagement in 2004, Watson Wyatt did an initial benchmark analysis of the Company’s executive compensation program, comparing it to (i) a peer group comprised of companies with a business services and financing focus that are similar in size to the Company, (ii) compensation details from various market surveys across several industries and (iii) broader financial services industry practices. The peer companies used in the initial benchmark analysis were: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD). The Company’s Compensation Committee used this benchmark data to set the executives’ compensation levels in 2004. On an ongoing basis, the Compensation Committee reviews a variety of factors in assessing and setting overall executive compensation levels, including references to this peer group and the market surveys, broader financial services industry practices, tally sheets and executive performance. To the extent that the Compensation Committee evaluates any of the above companies (or any other company) when making future determinations of the executives’ base salary compensation, we will identify those companies in future filings.
Bonus, page 13
10.	Please tell us with a view toward future disclosure, how the target levels (as a percentage of base salary) and the threshold, target, and maximum bonus opportunities were determined for the executive officers.
Response: As part of the Watson Wyatt study in 2004, the Company sought to set the executives’ total target compensation levels at levels that were near the median of the data from the peer group and the broader industry practices. This resulted in the setting of threshold, target and maximum bonus levels (as a percentage of base salaries), which are currently as follows: Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 22.5% threshold, 45% target and 63% maximum. We will provide the threshold, target and maximum bonus levels in future filings.
Prior to the beginning of each year, the Company sets target levels for the items of corporate performance that are to be measured that year for assessing the bonus opportunity for the executives. Some of the target levels are standard for each executive (such as pre-tax income), and some are specific to that executive’s primary area of responsibility (such as unit performance and individual development). The full matrix of performance measurements varies by executive and by year, as do the weightings of each item, which can range from 15%-75% of the total bonus opportunity. To achieve the target bonus payout associated with a performance measurement, the executive must achieve 100% of the plan for that performance measurement. If the executive does not achieve 100% of the planned performance measurements for that year, he/she can still achieve the threshold bonus payout if the performance level exceeds certain minimum requirements (for example, threshold payout for the pre-tax income component in recent years required pre-tax income to be at least 13.5% greater than the prior year’s figure). Maximum bonus payout can be achieved if the executive exceeds the planned levels for the performance measurements (for example, in recent years, achieving greater than 104.5% of the current year’s planned pre-tax income measurement would have resulted in maximum payout for that weighted component).
Each executive has a portion of his or her bonus opportunity measured against individual roles (MBOs) and performance. The weighting of the individual performance component varies by executive and by year, and may range from 15%-35% of the executives’ total bonus opportunity. Individual performance goals typically include performance on specific projects or initiatives assigned to the executive as well as overall professional development.
11.	Please tell us, with a view toward future disclosure, the target levels for the items of corporate performance that are measured (i.e., pre-tax income and achievement of business unit goals). If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) or Regulation S-K.
Response: See response to #10 above. We will include the applicable target levels for the items of corporate performance that are measured in future filings (subject to our right to request confidential treatment if necessary with respect to any such corporate performance measurement).
12.	Please tell us, with a view toward future disclosure, how individual roles and performance factor in the bonus determinations.
Response: See response to #10 above. In future filings, we will include applicable information on how individual roles and performance factor into the bonus determinations.
External Consultants and Benchmarking, page 14
13.	Since you refer to the amount of compensation paid by a peer group and comparison group, please identify the companies in these groups. See Item 402(b)(2)(xiv) of Regulations S-K.
Response: See response to #9 above. To the extent applicable, in future filings we will identify any peer and comparison groups used by the Compensation Committee when making future determinations of the executives’ compensation.

Marlin Business Services Corp. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 888-479-9111, ext. 4142, should you wish to discuss the Company’s responses set forth in this letter.
Sincerely,
/s/ George D. Pelose
George D. Pelose
COO & General Counsel
Marlin Business Services Corp.

cc:	John Cash, Branch Chief — Securities and Exchange Commission James McKenzie — Morgan Lewis & Bockius LLP